Filed by Provident New York Bancorp

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sterling Bancorp
(Commission File No. 001-05273)

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933

•                  Email sent to employees of Provident New York Bancorp on April 4, 2013

•                  Meeting Module Frequently Asked Questions, sent to employees of Provident New York Bancorp on April 4, 2013

Good morning,

This morning Provident New York Bancorp and Sterling Bancorp announced both companies’ boards of directors have unanimously approved a definitive merger agreement to combine in a stock-for-stock transaction. Provident New York Bancorp shareholders will account for about 53% of stock in the combined company; Sterling Bancorp shareholders will own about 47%. We expect the merger to close in the fourth quarter of 2013, pending regulatory approval.

We believe this merger of two well-established banks with complementary core strengths is in the long-term best interest of our shareholders, employees, and clients.  This combination will create a stronger bank, a broader range of services, and a larger team of dedicated, experienced relationship managers to better serve our clients. The merger will provide an opportunity for many of our employees to be part of a larger and more competitive banking institution that will be positioned to reach new levels of growth and success.

This merger represents a major milestone. Upon closing, we will operate under the Sterling brand.  Over its nearly 85 year history, Sterling has a built a strong legacy of trust and loyalty in New York. Their brand offers an attractive platform to grow our franchise. This brand name provides the best opportunity for the combined company to effectively deliver our services throughout the area. We have been unable to use the Provident name in New Jersey due to the presence of a large New Jersey based bank with a similar name. This conflict will be resolved with our new bank name.

And while Provident will rebrand, we will continue to implement our strategy of strong growth through a high-performance culture. The new organization will be built from the best practices and valued employees of both organizations.

I look forward to serving as CEO of the combined company and continuing to build a high-performing regional bank. At this time we do not have all the merger and operational details defined, but that is not unusual. Integration planning will start immediately and proceed over the next several months.  This process will provide the answers we do not yet have.

We will provide updates on the transaction and integration throughout the process. In the meantime, the most important thing is we conduct business as usual. We encourage each of you to stay focused on serving our clients as you currently do today.

For additional information on the merger please look to the news release [LINK TO NEWS RELEASE].

I look forward to discussing this transaction in more detail during an upcoming live conference call. Watch for a meeting invite shortly. Over the coming days and weeks we will make every effort to answer your questions quickly and candidly.

Thanks in advance for your commitment to a successful merger integration.

Jack

MEETING MODULE

Topic: Sterling Bancorp Merger

Frequently Asked Questions

Q: Why are we merging with Sterling Bancorp?

A: This merger represents a major milestone for Provident New York Bancorp and aligns with our strategy to create a high-performing New York metropolitan bank that provides personalized service to commercial and consumer clients.

The combination of two banks each with a rich history and complementary core strengths will provide outstanding benefits to our shareholders, clients and the communities we serve.

About Sterling Bancorp:

1.              Sterling has a nearly 85 year history in the New York metropolitan area. Provident and Sterling have complementary core strengths.

2.              Sterling brings a wider range of products and services, Provident brings team based delivery capabilities, and together we expand our distribution area.

3.              They are known for high-touch, hands on approach to customer service.

4.              Sterling’s business strategy and target markets are similar to ours.

5.              Please visit www.sterlingnationalbank.com for more information.

Acquiring another bank is a sign of fiscal strength and demonstrates the success of our strategy.

Please revisit the contents of the Meeting Module on our strategy found on the Intranet for more information on our strategy:

http://myprovident.pbcpny.com/intranet/includes/secure_file.cfm?ID=11&menuID=5056

Q: What does this mean for Provident New York Bancorp?

A: Upon closing, we will operate under the Sterling Bancorp brand.

We have chosen to adopt Sterling’s name and charter for several reasons.

1.              As you are aware, The Provident Bank is a large bank headquartered in New Jersey. We have been unable to use the Provident name in New Jersey due to their presence. This conflict can only be resolved with a new name. The Sterling name provides a better opportunity to support our growth.

2.              We have been planning the switch from a thrift charter to a national bank charter for quite some time and doing it as part of the merger is efficient.

3.              Sterling Bancorp operates on a calendar year fiscal year and we have the opportunity with the merger to switch, aligning with most of our bank peers for earnings reporting.

While Provident will undergo a name change and rebranding, our high level of individualized service will not change.

Q: What does this mean for our clients?

A: This announcement has no immediate impact on day-to-day operations and we will conduct business as usual. The resulting merger will provide clients with a stronger bank, a broader range of services, and a larger team of dedicated, experienced relationship managers. For now, we must remain focused on client needs and will continue to provide outstanding service and support.

Jack Kopnisky will be sending a letter to clients shortly and managing directors will be provided talking points for calls to key clients.

Q: How does this affect me?

A: The new organization will be built from the best practices and high-performing employees of both organizations. The merger will provide an opportunity for many of our employees to be part of a larger and more competitive banking institution that will be positioned to reach new levels of growth and success.

The leadership team of the combined company will be assembled from both organizations with Jack Kopnisky serving as chief executive officer of the new company. Sterling Bancorp’s Louis J. Cappelli will serve as chairman of the board. Provident New York Bancorp’s Luis Massiani will serve as chief financial officer.

As you know, client banking behaviors are changing dramatically and financial center traffic continues to decline. We have completed several consolidations and we expect to continue to do so based on analysis of client needs and behavior trends.

As in all mergers, efficiencies must be realized in order to deliver shareholder value. There will be a merger integration process designed to draw upon the best practices and most highly talented employees of both organizations. We will not have any further details on organization structure, staffing, benefits and related matters until the merger process is further along. For now, it is business as usual for the Bank. We owe it to our clients to continue to deliver the high level of service they are accustomed to.

As part of the integration process, we will also review the benefits packages for both companies and expect to migrate toward a unified plan.

Q: When will the merger close?

A: We expect the merger to close in the fourth quarter of 2013, pending regulatory approval.

After the legal closing, the system conversion will follow. At this time, we anticipate several weeks between legal closing and conversion. System conversion will take place over a weekend so that business will resume as usual on Monday.

If you have any additional questions please review the attached FAQ, contact your immediate supervisor, or Jaya Lund, 845.369.8042, lundj@pbcpny.com.

If you receive any inquiries from media, consistent with corporate policy, please do not speak with reporters. Consistent with company policy, please forward all media calls to Suzanne Copeland, 845.369.8341, copelans@pbcpny.com. Likewise, consistent with company policy, please forward all investor calls to Donna Peterson, 845.369.8474, petersod@pbcpny.com.

Cautionary Statements Regarding Forward-Looking Information

This Current Report on Form 8-K contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Provident New York Bancorp’s (“Provident”) or Sterling Bancorp’s (“Sterling”) expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sterling and Provident, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and neither Provident nor Sterling assumes any duty to update forward-looking statements.  In addition to factors previously disclosed in Provident’s and Sterling’s  reports filed with the Securities and Exchange Commission, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Provident and Sterling shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Provident and Sterling businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; changes in Provident’s stock price before closing, including as a result of the financial performance of Sterling prior to closing; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information for Stockholders

In connection with the proposed merger, Provident will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Provident and Sterling and a prospectus of Provident, as well as other relevant documents concerning the proposed transaction.  Provident and Sterling will mail the joint proxy statement/prospectus to its stockholders.  SHAREHOLDERS OF PROVIDENT AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Provident and Sterling  at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Provident’s website at www.providentbanking.com under the tab “Investor Relations,” and then under the heading “SEC Filings” or at Sterling’s website at www.snb.com under the tab “Investor Relations,” and then under the heading “SEC Filings.”

Provident, Sterling and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Provident’s and Sterling’s  shareholders in connection with the proposed merger.  Information about the directors and executive officers of Provident and their ownership of Provident common stock is set forth in the proxy statement for Provident’s 2013 annual meeting of shareholders, as filed with the SEC on Schedule 14A on January 10, 2013.  Information about the directors and executive officers of Sterling and their ownership of Sterling common stock is set forth in the proxy statement for Sterling’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 3, 2012.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.